UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2025

Commission File Number: 001-39957

NEWCELX LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

Press Release

On November 3, 2025, NewcelX Ltd., a corporation incorporated under the laws of Switzerland (“NewCelX” or the “Company”), issued a press release titled: “NewCelX Provides Business and Strategic Roadmap Update Following Closing of Merger with NLS Pharmaceutics Ltd.” A copy of this press release is furnished herewith as Exhibit 99.1.

Investor Presentation

On November 3, 2025, the Company made available an investor presentation on its website. A copy of the investor presentation is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NewCelX Provides Business and Strategic Roadmap Update Following Closing of Merger with NLS Pharmaceutics Ltd.”
99.2	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewcelX Ltd.

Date: November 3, 2025	By:	/s/ Ronen Twito
		Name:	Ronen Twito
		Title:	Chief Executive Officer

2